April 14, 2017

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

     Re: Taubman Centers, Inc.
                PRRN14A filed on April 6, 2017
                Filed by Land & Buildings Capital Growth Fund, LP et al.
                File No. 1-11530

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated April 13, 2017 (the "Staff Letter") with regard to the above-referenced matters. We have reviewed the Staff Letter with our client, Land & Buildings Capital Growth Fund, LP (together with the other participants in the solicitation, "Land & Buildings"), and provide the following responses on Land & Buildings' behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Revised Preliminary Proxy Statement filed April 6, 2017

General

1.   *We note your response to comment 2 in our first comment letter dated April 4, 2017. Even if we were to concur in your analysis that the press releases and other materials were not required to be filed as proxy materials when they were initially disseminated because such use precedes your nominations of director candidates, those materials are now included on a Web site (www.savetaubman.com) that you cite in the proxy statement and to which you direct shareholders in connection with the current solicitation. Therefore, those materials must be filed as soliciting materials, along with any appropriate legends required by Rule 14a-12. Advise how you will include the appropriate legends required by that Rule on such materials that appear on the Web site. In addition, please provide supplemental support for the factual assertions that appear in the materials posted there, including the investor presentation slides from October 2016. We may have further comments after reviewing these supporting materials.*

Land & Buildings acknowledges the Staff's comment and has removed the pre-nomination press releases and other materials from www.savetaubman.com.

<u>We are Concerned with the Company's Poor Operating Performance, page 7</u>

2. *We note the revisions you have made to the charts on pages 6-8 in response to comment 6 in our first comment letter; however, we continue to have concerns about the presentation of this information under Rule 14a-9, where by your own admission in revised footnote 2 on page 7, the relevant peer group companies may not disclose such metrics and where you are estimating that information as a result. For example, the footnote indicates that the charts reflect your analysis, without a description of the underlying assumptions or methods used to arrive at the stated figures. In addition, you do not identify the individual numbers you are using, on an item-by-item basis, including those which are based on your estimates versus actual peer company disclosures. The footnote or other qualifying disclosure does not explain how you arrived at any estimates for information not disclosed by the relevant peer companies. Please revise or delete. If you believe this information can be revised and presented in a manner that is not misleading in compliance with Rule 14a-9, we would expect much more prominent disclosure in the text itself regarding the limitations on the charted information, along with more fulsome disclosure of the underlying bases for the information presented.*

Land & Buildings acknowledges the Staff's comment and has revised the Proxy Statement accordingly. Please see <u>Appendix A</u> of the Proxy Statement. In addition, Land & Buildings is providing the Staff with the following chart on a supplemental basis to further demonstrate how it arrived at each such calculation.

<u>We are Concerned with the Company's Poor Corporate Governance, page 8</u>

3.   *Revise the third paragraph in this section to clarify that a majority of the Company's shareholders who voted in 2007 and 2008 (versus an outright majority of shareholders) voted to declassify the Board.*

Land & Buildings acknowledges the Staff's comment and has revised the Proxy Statement accordingly. Please see page 10 of the Proxy Statement.

4.   *Refer to the second paragraph on page 10 where you raise concerns about the alleged pledge of more than one-third of the Taubman Family's operating membership units as loan collateral. Please update this figure to reflect the disclosure concerning pledges in the Company's proxy statement filed March 31, 2017, or explain in your revised proxy statement how you arrived at the one-third figure you cite.*

Land & Buildings acknowledges the Staff's comment and has revised the Proxy Statement to clarify that Land & Buildings' concern is with the Board having *previously* overseen the Taubman Family's pledge of more than one-third of the operating partnership units *then held by the Taubman Family* as loan collateral and its belief that the Taubman Family has subsequently reduced the number of operating partnership units pledged only in reaction to the concerns raised by Land & Buildings and Institutional Shareholder Services ("ISS") regarding such pledging activity (emphasis added). Please see page 12 of the Proxy Statement. In addition, Land & Buildings has provided the Staff on a supplemental basis with excerpts of ISS' report for the Company's 2016 Annual Meeting of Shareholders, which is attached hereto as <u>Exhibit A</u>, demonstrating how the one-third figure cited in the Proxy Statement is calculated.

<u>Proposal No. 1 - Election of Directors</u>

5.   *Item 5(b) of Schedule 14A requires all participants in the solicitation to describe their interests in it. Pursuant to this Item requirement, describe Mr. Elson's additional dealings with Land & Buildings. For example, we understand that he has also been a nominee for Land & Buildings with respect to other public companies, and in this context, has entered into additional indemnification agreements with Land & Building. Further, we understand that he has served as a paid consultant for Land & Building. Please revise to disclose.*

Land & Buildings acknowledges the Staff's comment and has revised the Proxy Statement accordingly. Please see page 15 of the Proxy Statement.

Proposal Nos. 3 and 4, page 15-16

6.   *When you revise the proxy statement to articulate how you recommend that shareholders vote for both of these proposals, explain the reasons for these recommendations.*

Land & Buildings acknowledges the Staff's comment and has revised the Proxy Statement to disclose Land & Buildings' reasons for recommending one year on the advisory vote on the preferred frequency of holding advisory shareholder votes on the approval of executive compensation. Please see page 18 of the Proxy Statement. Land & Buildings has described the reasons that shareholders should vote for the election of its nominees in the "Reasons for the Solicitation" section of the Proxy Statement and has made no recommendations as to how shareholders should vote on the other proposals to be presented at the Annual Meeting. Please see pages 16 and 17 of the Proxy Statement.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda

Exhibit A

ISS Excerpts

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